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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35256

FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greater Metropolitian Investment Services, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Main Street, Suite 9
(No. and Street)

Bedminister, NJ 07921
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Livingston, NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James T. Patten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greater Metropolitian Investment Services, Inc., as of December 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

President

Signature

Title

Notary Public My commission expires 5/4/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

GREATER METROPOLITAN INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2002 AND 2001

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

GREATER METROPOLITAN INVESTMENT SERVICES, INC.

DECEMBER 31, 2002 AND 2001

CONTENTS

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Greater Metropolitan Investment Services, Inc.
Bedminster, New Jersey

We have audited the accompanying statements of financial condition of Greater Metropolitan Investment Services, Inc. at December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greater Metropolitan Investment Services, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

February 13, 2003

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 17,028	$ 11,208
Deposit with Clearing Broker	100,000	100,000
Securities owned	122,955	99,227
Receivable from Clearing Broker	-	5,497
Miscellaneous receivable	-	4,677
Fixed assets, net of accumulated depreciation of $63,510 in 2001	-	12,781
Other assets	5,695	5,831
	$245,678	**$239,221**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and other accrued expenses	$ 15,993	$ 19,321
Accrued salaries	14,275	12,307
Total Liabilities	30,268	31,628
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par; 50,000 shares authorized; 12,000 shares issued and outstanding	12,000	12,000
Additional paid in capital	217,888	195,388
(Accumulated Deficit) Retained earnings	(14,478)	205
Total Stockholder's Equity	215,410	207,593
	$245,678	**$239,221**

The accompanying notes are an integral part of these financial statements.

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2002	2002
REVENUE:		
Commissions	$456,413	$ 591,683
Interest and dividends	2,114	4,816
Net investment gain	141,686	50,475
Total Revenue	**600,213**	**646,974**
EXPENSES:		
Clearing charges	108,704	144,516
Employee compensation and benefits	274,717	434,996
Communications	99,339	111,212
Occupancy expenses	53,400	67,173
Office and miscellaneous expenses	23,986	33,440
Equipment rental	528	7,932
Insurance	33,962	25,766
Interest expense	1,234	1,330
Regulatory fees and licenses	4,841	11,451
Depreciation	1,452	6,661
Professional fees	11,925	15,316
Total Expenses	**614,088**	**859,793**
LOSS BEFORE PROVISION FOR STATE INCOME TAXES	**(13,875)**	**(212,819)**
PROVISION FOR STATE INCOME TAXES	(808)	(9,400)
NET LOSS	**$ (14,683)**	**$(222,219)**

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumilated Earnings)	Stockholder's Equity
BALANCE, January 1, 2001	**$12,000**	**$160,388**	**$222,424**	**$394,812**
Net Loss	-	-	(222,219)	(222,219)
Expenses of Corporation Paid by Stockholder	-	35,000	-	35,000
BALANCE, December 31, 2001	**12,000**	**195,388**	**205**	**207,593**
Net Loss	-	-	(14,683)	(14,683)
Additional Paid-in Capital	-	22,500	-	22,500
BALANCE, December 31, 2002	**$12,000**	**$217,888**	**$ (14,478)**	**$215,410**

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	2001
CASH FLOWS USED FOR:		
OPERATING ACTIVITIES:		
Net loss	$(14,683)	$(222,219)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	1,452	6,661
Deferred taxes	-	9,160
Expenses paid by stockholder treated as additional paid-in capital	-	35,000
Changes in certain assets and liabilities:		
(Increase) decrease in:		
Securities owned	(23,728)	176,681
Receivable from Clearing Broker	5,497	6,083
Miscellaneous receivable	4,677	3,228
Other assets	136	(5,831)
Increase (decrease) in:		
Accounts payable and other accrued expenses	(3,328)	(4,971)
Accrued salaries	1,968	(29,336)
Profit sharing plan payable	-	(25,395)
Net Cash Used for Operating Activities	**(28,009)**	**(50,939)**
INVESTING ACTIVITIES:		
Purchase of fixed assets	-	(1,143)
Sale of fixed assets	11,329	-
Net Cash Provided by (Used for) Investing Activities	**11,329**	**(1,143)**
FINANCING ACTIVITIES:		
Additional paid-in capital	22,500	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**5,820**	**(52,082)**
CASH AND CASH EQUIVALENTS:		
Beginning of year	11,208	63,290
End of year	**$ 17,028**	**$ 11,208**

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
The Company is incorporated in the State of New Jersey operating as a full service securities broker/dealer registered with the SEC and is a member of the NASD. The Company's customers are primarily retail individual investors.

Statement of Cash Flows:
For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Fixed Assets:
Fixed assets are comprised of office equipment and are valued at cost. The Company depreciates the office equipment over an estimated useful life of seven years.

Securities Owned:
Marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value as determined by the Board of Directors.

Revenue Recognition:
Trade commission income is recorded at the transaction trade date.

Income Taxes:
The Company, with the consent of its stockholder, filed an election with the Internal Revenue Service and State of New Jersey to be classified as an "S" corporation for income tax purposes. In lieu of federal corporate income taxes, the stockholder is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements. The Company is liable for the New Jersey Corporation Income Tax at the "S" Corp. reduced rate of approximately 1.3%.

The Company utilizes FAS No. 109, "Accounting for Income Taxes". Deferred income taxes are computed annually for differences between the financial statement basis and the tax basis of assets and liabilities. These temporary differences are primarily a result of different methods of depreciation for financial statement and tax purposes.

The Company recognizes the benefits resulting from state operating loss carryforwards and includes them in deferred taxes.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2 - CLEARING BROKER:

The Company is a party to a Fully Disclosed Clearing Agreement with RBC Dain Correspondent Services ("The Clearing Broker"). The Clearing Broker will carry cash and margin accounts of the customers introduced by the Company and clear transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible to carry, maintain and preserve such books and records pertaining to its function as a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act. The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

Pursuant to the Agreement, the Company has a $100,000 deposit on account with the Clearing Broker at December 31, 2002 and 2001, with such deposit earning interest at 1/2% under the broker call rate. The deposit is available on demand upon termination of the agreement.

NOTE 3 - SECURITIES OWNED:

At December 31, 2002 and 2001, marketable securities owned, consist of trading and investment securities at market value as follows:

	Owned	
	2002	**2001**
Common stock	$122,955	$99,227

At December 31, 2002, the market value exceeded the aggregate cost of securities resulting in an unrealized gain of $90,895.

At December 31, 2001, the aggregate cost of securities exceeded the market value resulting in an unrealized loss of $30,295.

Sales of securities resulted in a net realized gain of $50,791 and $80,770 in 2002 and 2001, respectively. For purposes of determining the gain or loss on a sale, the cost of securities sold is determined by using the FIFO method.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Commission Revenue:
The Company's customer accounts include the stockholder and certain employees and their family members. Commission revenue from these accounts represent approximately 6% and 16% of total commission revenue for 2002 and 2001, respectively.

Equipment Rental and Operating Expenses:
During the year ended December 31, 2001, the Company rented certain furniture and fixtures and office equipment from a related corporation wholly-owned by the sole stockholder of the Company on a month to month lease. Total rent paid to the related Company amounted to $5,400 in 2001.

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 4 - RELATED PARTY TRANSACTIONS: (Continued)

Office Lease:
The Company has entered into a 2 year non-cancellable operating lease with its sole stockholder effective June 1, 2002. During the years ended December 31, 2002 and 2001, rent expense was $43,500 and $54,000, respectively. (See Note 5.)

Fixed Assets
On April 30, 2002, the sole stockholder purchased all the fixed assets of the company for $11,329. This purchase price was the net book value of the assets on the date of the sale. As a result no gain or loss was recorded in connection with the sale.

NOTE 5 - COMMITMENTS:

The Company leases its office space including its furniture and fixtures under a two year non-cancellable operating lease from its sole stockholder effective June 1, 2002. The lease requires monthly minimum lease payments of $3,000, through June 30, 2004.

Minimum rental payments required under the lease are as follows:

Year	
2003	$36,000
2004	18,000
	$54,000

During the years ended December 31, 2002 and 2001 the minimum rent expense for all operating leases was $43,500 and $54,000, respectively.

NOTE 6 - ADDITIONAL PAID-IN CAPITAL:

During the year ended December 31, 2002 the sole stockholder of the company contributed $22,500 which was recorded as an increase in additional paid in captial.

During the year ended December 31, 2001, the sole stockholder of the Company, paid certain expenses on behalf of the Company. The expenses consisted of rent and professional fees totaling $35,000. These amounts have been expensed on the financial statement of the Company and the Company recorded a corresponding amount to additional paid-in capital.

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 7 - NET CAPITAL REQUIREMENTS: (Continued)

At December 31, 2002 and 2001, the Company's net capital requirements are as follows:

	2002	2001
Net capital	$178,044	$166,140
Net capital requirement	100,000	100,000
Excess net capital	$ 78,044	$ 66,140
Ratio: Aggregate indebtedness to net capital	.17 to 1	.19 to 1

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a clearing broker on a fully disclosed basis (Note 2) from having to furnish the "computation of reserve requirements".

NOTE 8 - PROVISION FOR STATE INCOME TAXES:

The provision for state income taxes is comprised as follows:

	2002	2001
Current:		
State	$ 808	$ -
Deferred:	-	9,400
	$ 808	$9,400

At December 31, 2002, the Company has a state net operating loss carryforward amounting to $608,186 which expires in 2007 and 2008. At December 31, 2001, due to a change in state law which eliminates the Sub "S" corporate level tax by 2003, it does not appear that the Company will realize the benefit of deferred tax assets. As a result, the Company has provided a full valuation allowance on the deferred tax asset.

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 9 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

In accordance with FASB 95, income taxes paid and interest paid are as follows:

	2002	2001
Income taxes paid	$ 307	$ 240
Interest paid	$1,234	$ 1,330

Non-cash Financing Activity:
For the year ended December 31, 2001, the stockholder of the Company paid $35,000 of expenses for the Company which has been recorded as additional paid-in capital.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligation. Additionally, the securities owned by the Company are in five equity stocks which are subject to market fluctuations.

NOTE 11 - PROFIT SHARING PLAN:

The Company provides for a simplified employee pension plan for all eligible employees. Contributions by the employer are discretionary. For the year ended December 31, 2002 and 2001, no contributions were made.

NOTE 12 - LINE OF CREDIT:

The Company has available a $25,000 line of credit expiring on November 9, 2003. The line calls for an interest rate of prime (4.25% at December 31, 2002) plus 2.5% on the outstanding balance. At December 31, 2002 there was no outstanding balance on the line of credit.

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholder
Greater Metropolitan Investment Services, Inc.
Bedminster, New Jersey

We have audited the accompanying financial statements of Greater Metropolitan Investment Services, Inc. as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 13, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 13, 2003

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2002	December 31, 2001
NET CAPITAL:		
Total stockholder's equity qualified for net capital	$215,410	$207,593
Deductions and Charges:		
Nonallowable assets:		
Fixed assets, net	-	12,781
Other assets	5,695	5,831
Miscellaneous receivables	-	4,677
Total Nonallowable Assets	5,695	23,289
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	**209,715**	**184,304**
HAIRCUTS ON SECURITIES POSITIONS:		
Stocks	22,610	14,884
Undue concentrations	9,061	3,280
Total Haircuts on Securities	31,671	18,164
NET CAPITAL	**$178,044**	**$166,140**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	$100,000	$100,000
Excess net capital	$ 78,044	$ 66,140
Excess net capital at 1000%	$175,017	$162,977
Ratio: Aggregate indebtedness to net capital	.17 to 1	.19 to 1
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and other accrued expenses	$ 15,993	$ 19,321
Accrued salaries	14,275	12,307
TOTAL AGGREGATE INDEBTEDNESS	**$ 30,268**	**$ 31,628**
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIa of Form-17a-5 as of December 31, 2002 and 2001:		
Net capital, as reported in Company's Part IIa **(unaudited)** focus report	$181,386	$179,390
Net audit adjustments	(3,342)	(13,250)
NET CAPITAL PER ABOVE	**$178,044**	**$166,140**

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002 AND 2001

Greater Metropolitan Investment Services, Inc. is not required to furnish this schedule due to its compliance with the Exemptive Provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer (RBC Dain Correspondent Services) on a fully disclosed basis.

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

GREATER METROPOLITAN INVESTMENT SERVICES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2002

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Greater Metropolitan Investment Services, Inc.
Bedminster, New Jersey

In planning and performing our audit of the financial statements and supplementary information of Greater Metropolitan Investment Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC
Certified Public Accountants

February 13, 2003